UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: August 27, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated August 27, 2012, entitled “Connected Transaction Relating to Capital Injection Into CNOOC Finance Corporation Limited”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

CONNECTED TRANSACTION RELATING TO CAPITAL INJECTION INTO CNOOC FINANCE CORPORATION LIMITED

The Board is pleased to announce that CNOOC China (a direct wholly-owned subsidiary of the Company), CNOOC, CNOOC Oil & Gas and COOEC entered into the Capital Injection Agreement with CNOOC Finance on 27 August 2012, pursuant to which CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC have agreed to inject further capital into CNOOC Finance according to their respective holding of equity interests in CNOOC Finance as at the date of the Capital Injection Agreement for the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength. Under the Capital Injection Agreement, CNOOC China shall subscribe for CNOOC Finance’s increased registered capital according to its holding of equity interests therein as at the date thereof, which shall be RMB822,084,806. Upon completion of the Capital Injection, the respective holding of equity interests of CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC in CNOOC Finance will remain unchanged, being approximately 31.80%, 62.90%, 3.53% and 1.77% respectively.

As CNOOC Finance is a subsidiary of CNOOC, the controlling shareholder of the Company, it is an associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Capital Injection under the Capital Injection Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Capital Injection under the Capital Injection Agreement is less than 5%, it will be subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but exempted from the independent shareholders’ approval requirement.

Background

The Board is pleased to announce that CNOOC China (a direct wholly-owned subsidiary of the Company), CNOOC, CNOOC Oil & Gas and COOEC entered into the Capital Injection Agreement with CNOOC Finance on 27 August 2012, pursuant to which CNOOC China,

CNOOC, CNOOC Oil & Gas and COOEC have agreed to inject further capital into CNOOC Finance according to their respective holding of equity interests in CNOOC Finance as at the date of the Capital Injection Agreement for the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength. Under the Capital Injection Agreement, CNOOC China shall subscribe for CNOOC Finance’s increased registered capital according to its holding of equity interests therein as at the date thereof, which shall be RMB822,084,806. Upon completion of the Capital Injection, the respective holding of equity interests of CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC in CNOOC Finance will remain unchanged, being approximately 31.80%, 62.90%, 3.53% and 1.77% respectively.

CAPITAL INJECTION AGREEMENT

Date

27 August 2012

Parties

(a)  CNOOC China
(b)  CNOOC
(c)  CNOOC Oil & Gas
(d)  COOEC
(e)  CNOOC Finance

Capital Injection

CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC have agreed to inject further capital into CNOOC Finance according to their respective holding of equity interests in CNOOC Finance as at the date of the Capital Injection Agreement for the purpose of meeting external regulatory requirements as well as enhancing risk resilience and developmental strength. The amount of capital to be injected by CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC into CNOOC Finance under the Capital Injection Agreement is RMB822,084,806, RMB1,625,901,060, RMB91,342,756 and RMB45,671,378 respectively.

Prior to the completion of the Capital Injection, the registered capital of CNOOC Finance is RMB1,415,000,000, held as to approximately 31.80%, 62.90%, 3.53% and 1.77% by CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC respectively. Following the completion of the Capital Injection, the registered capital of CNOOC Finance will be increased to RMB4,000,000,000 and will continue to be held as to approximately 31.80%, 62.90%, 3.53% and 1.77% by CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC respectively. The amount to be injected by CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC respectively is determined based on the capital requirement of CNOOC Finance, taking into consideration the external regulatory requirements and the growth of CNOOC Finance’s businesses.

Payment

CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC shall fulfill their payment obligations in full by cash. The contribution to be made by CNOOC China will be financed by its own capital. Pursuant to the Capital Injection Agreement, each of CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC shall fulfill its payment obligation within three business days from the date on which the demand notice for payment of CNOOC Finance is received.

Conditions of Completion of the Capital Injection

The completion of the Capital Injection is conditional upon, among other things: (i) internal approval or authorization of the entering into and performance of obligations under the Capital Injection Agreement of each party; (ii) approval of the Capital Injection by relevant regulatory authorities; (iii) there being no law, regulation, prohibition or resolution which prohibits the Capital Injection as at the date of the application for change in registration of CNOOC Finance; (iv) there being no material default on the part of each party as at the date of the application for change in registration of CNOOC Finance; (v) the representations and warranties of each party are true and accurate as at the date of the Capital Injection Agreement; and (vi) approval of the application for change in registration of CNOOC Finance by the relevant administration for industry and commerce.

The completion date of the Capital Injection shall be the date of the updated business license of CNOOC Finance to be issued by the relevant administration for industry and commerce.

GENERAL INFORMATION

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas and other petroleum products. CNOOC China is a direct wholly-owned subsidiary of the Company.

CNOOC Finance is a limited liability company incorporated in the PRC on 14 June 2002. The principal business activity of CNOOC Finance is the provision of financial services to CNOOC and its subsidiaries and the members of the Group. Based on the audited financial statements of CNOOC Finance, which were prepared under the PRC GAAP, its profit/(loss) for each of the two years ended 31 December 2011 is as follows:

	For the year ended 31 December 2010	For the year ended 31 December 2011
Profit/(loss) before taxation	RMB442,499,295.77	RMB781,969,601.84
Profit/(loss) after taxation	RMB332,203,825.45	RMB593,094,428.70

The audited net asset value of CNOOC Finance based on the PRC GAAP, as at 31 December 2011 is approximately RMB2,509,324,397. The Company has recognized its investment in CNOOC Finance in the Group’s financial statements under the head of “Investments in associates” and will continue to do so after the completion of the Capital Injection.

Information of CNOOC Oil & Gas

CNOOC Oil & Gas, established on 28 September 1999, is a wholly-owned subsidiary of CNOOC. Its principal activities include, among other things, wholesales of compressed gas, liquefied gas and inflammable liquid, as well as processing and sales of petroleum, petroleum bitumen and lube oil. As it is a subsidiary of CNOOC, CNOOC Oil & Gas is an associate of CNOOC and thus also a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules.

Information of COOEC

COOEC, with exploration of oil and gas field, the design and construction of ancillary projects and the offshore installation as its major business, is the largest offshore engineering construction corporation in China and also the only large-scale general contracting company in China integrating offshore oil and gas exploration and production design, onshore production and offshore installation, commissioning and maintenance. Its shares have been listed on the Shanghai Stock Exchange since 5 February 2002.

As at the date of this announcement, CNOOC, its controlling shareholder, holds approximately 48.79% of the shares of COOEC. It is an associate of CNOOC and thus also a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules.

REASONS FOR AND BENEFITS OF THE CAPITAL INJECTION

The Company believes that the Capital Injection will enable the Company to obtain stronger credit support and the credit support from CNOOC Finance to other subsidiaries of CNOOC will expedite collection of trade receivables due from those companies by the Group.

The Directors (including the independent non-executive Directors) are of the view that the terms of the Capital Injection Agreement and the transactions contemplated thereunder are fair and reasonable, on normal commercial terms and in the interests of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Before the Capital Injection, the equity interests of CNOOC Finance were held as to approximately 31.80%, 62.90%, 3.53% and 1.77% by CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC respectively.

As CNOOC Finance is a subsidiary of CNOOC, the controlling shareholder of the Company, it is an associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the Capital Injection under the Capital Injection Agreement constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Capital Injection under the Capital Injection Agreement is less than 5%, it will be subject to the reporting and announcement requirements under Rules 14A.45 and 14A.47 of the Listing Rules, but exempted from the independent shareholders’ approval requirement.

None of the Directors has any material interest in the transactions contemplated under the Capital Injection and hence no Director is required to abstain from voting on the board resolution approving the Capital Injection.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company
“Capital Injection”	the capital injection by CNOOC China, CNOOC, CNOOC Oil & Gas and COOEC of RMB822,084,806, RMB1,625,901,060, RMB91,342,756 and RMB45,671,378, respectively into CNOOC Finance
“Capital Injection Agreement”	the Capital Injection Agreement entered into among CNOOC China, CNOOC, CNOOC Oil & Gas, COOEC and CNOOC Finance on 27 August 2012 in respect of the Capital Injection
“CNOOC”
China National Offshore Oil Corporation (中國海洋石油總公司), the controlling shareholder of the Company indirectly holding approximately 64.45% of the shares of the Company in issue through its wholly owned subsidiaries, Overseas Oil and Gas Corporation, Ltd. and CNOOC (BVI) Limited as at the date of this announcement

“CNOOC China”	CNOOC China Limited (中海石油（中國）有限公司), a limited liability company incorporated in the PRC and a direct wholly-owned subsidiary of the Company
“CNOOC Finance”	CNOOC Finance Corporation Limited (中海石油財務有限責任公司), a limited liability company incorporated in the PRC and a subsidiary of CNOOC
“CNOOC Oil & Gas”	China Offshore Oil & Gas Development & Utilization Company (中海油氣開發利用公司), an enterprise in the PRC and a wholly-owned subsidiary of CNOOC
“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and whose American Depositary Receipts are listed on the New York Stock Exchange

“COOEC”	Offshore Oil Engineering Co., Ltd. (海洋石油工程股份有限公司), a limited liability company incorporated in the PRC with its shares listed on the Shanghai Stock Exchange and CNOOC as its controlling shareholder
“connected person”	has the meaning given to it under the Listing Rules
“controlling shareholder”	has the meaning given to it under the Listing Rules
“Director(s)”	director(s) of the Company as at the date of this announcement
“Group”	the Company and its subsidiaries
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)
“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan
“PRC GAAP”	the PRC Generally Accepted Accounting Principles
“RMB”	Renminbi, the lawful currency of the PRC
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary”	has the meaning ascribed to it under the Listing Rules

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 27 August 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang